UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       ----------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                             Power Exploration Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
                         (Title of Class of Securities)

                                   739272 20 1
                                 (CUSIP Number)

                               Patrick A. Reardon
                                 Attorney-at-Law
                           201 Main Street, Suite 585
                             Fort Worth, Texas 76102
                                 (817) 348-8801

 (Name, Address and Telephone Number of person authorized to receive notices and communications)


                                February 7, 2001
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 2 of 8

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Global Universal, Inc., of Delaware
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

                                     BK, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER                   -0-
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER              8,600,000
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER              -0-
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         8,600,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   8,600,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     61.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 3 of 8

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Welborn II Family Trust, Reginald L. Davis, Trustee
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

                                     BK, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER                   -0-
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER              8,600,000
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER              -0-
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         8,600,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   8,600,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     61.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


                                       OO
________________________________________________________________________________

                                 SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 4 of 8

         This amends the Schedule 13D filed with respect to the common stock of Power Exploration, Inc. ("Power Exploration") filed with the Securities and Exchange Commission on December 30, 1999.

Item 1.  Security and Issuer

         No Change.

Item 2.  Identity and Background

Item 2 is amended in its entirety to read as follows:

(a) This schedule is filed by Global Universal, Inc. of Delaware ("Global"), which is incorporated in the state of Delaware and by Reginald L. Davis, a United States citizen residing in Mexico City, Mexico, in his capacity as Trustee (the "Trustee") of the Welborn II Family Trust (the "Trust").

(b) The business address for Global Universal, Inc. of Delaware is 11701 South Freeway, Burleson, Texas 76028; the business address for the Trustee is Insurgentes Sur 800-- 10th Floor, Colonia del Valle, Mexico, D.F. 03100 Mexico.

(c) The principal business of Global is providing financial and business consulting services; the Trust's principal business is holding investments for its beneficiaries in accordance with the documents creating the Trust; the principal business of Mr. Davis is practicing law in Mexico City, Mexico.

(d)      None of  Global,  the Trust or the  Trustee  have been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations  and  similar
         misdemeanors) during the last five years.

(e) During the last five (5) years, none of Global, the Trust or the Trustee have been a party to a civil proceeding which has resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating any activities subject to federal or state securities laws or finding a violation of such laws.

(f) Global is a Delaware corporation; the Trust was created under Texas law; Mr. Davis is a United States citizen.

                                 SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 5 of 8

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended in its entirety to read as follows:

         The 8,000,000 shares that are the impetus for filing this schedule filing this schedule were acquired by Global from Rife Oil Properties, Inc., a Nevada corporation, pursuant to a verbal agreement. Pursuant to the Agreement, Global purchased the 8,000,000 shares of Power Exploration's common stock for $65,000 cash. Global borrowed the cash to make the purchase from Wells Fargo Bank in Fort Worth, Texas, pursuant to a revolving line of credit.

         On February 9, 2000, Genesis Capital Corporation of Nevada ("Genesis") acquired 600,000 newly issued shares of the common stock of Power Exploration in exchange for the transfer to Power Exploration of all of the issued and outstanding capital stock of a wholly-owned subsidiary of Genesis. Global and the Trust may be deemed to be the beneficial owner of these 600,000 shares.

         During the period beginning in January 2000 until June 23, 2000, Mr. Davis, personally and not as Trustee, served as a director of Power Exploration. For these services, Power Exploration issued to Mr. Davis for his own account 50,000 shares of Power Exploration common stock. Twenty-five thousand shares were issued to him on February 9, 2000, and the remaining 25,000 shares were issued to him on June 1, 2000. He continues to hold these shares.

Item 4.  Purpose of Transaction

         No Change.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended in its entirety to read as follows:

(a) Global was the record holder of 8,000,000 shares of the common stock of Power Exploration (57.2% of the total outstanding shares). On February 9, 2000, Genesis acquired 600,000 shares of the common stock of Power Exploration (4.3% of the total outstanding shares). On March 20, 2000, Global and the Trust filed a Schedule 13D with the Securities and Exchange Commission indicating that they are the beneficial owners of 29.2% of the common stock of Genesis outstanding at that time. Reginald
         L. Davis, Trustee of the Trust is also a director of Genesis. In light of these facts, Global and the Trust could have been deemed the beneficial owner of 8,600,000 shares of Power Exploration common stock (61.5% of the total outstanding shares). As noted in Item 3, Mr. Davis personally holds 50,000 shares of the outstanding common stock of Power Exploration. If the Trust and Global were deemed to be the beneficial owner of these shares (which is disclaimed), the Trust and Global would be deemed to be the beneficial owner of 8,650,000 shares of this stock (61.9% of the total outstanding shares).

                                 SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 6 of 8

(b) Global has dispositive power and power to vote with respect to 8,000,000 shares of Power Exploration. Because of its ownership of a majority of the shares of Global, the Trust also has the Power to direct the sale and voting of these 8,000,000 shares. Through their direct or indirect investment in Genesis and Mr. Davis's status as a director of Genesis, Global and the Trust may be deemed to have the power to direct the disposition and voting of the 600,000 shares of the common stock of Power Exploration held by Genesis. Mr. Davis has the sole power to vote the 50,000 shares of Power Exploration common stock held by him personally.

(c) On February 7, 2001, Global rescinded its purchase of 8,000,000 shares of the common stock of Power Exploration and transferred these shares back to Rife Oil Properties, Inc. This transaction was entered into as part of a larger agreement with a number of other parties. No separately identifiable consideration was paid for these shares, but, among other provisions, the agreement contained releases from certain possible claims. In addition, this agreement rescinded, without ever having taken effect certain earlier incomplete agreements that had been placed into escrow pending completion of all open matters. These open matters were never completed. This agreement is attached as an exhibit pursuant to Item 7.

(d)      None.

(e) By reason of the transaction described in Item 5(c), Global and the Trust ceased to be the beneficial owner of 5.0% or more of the common stock of Power Exploration on February 7, 2001.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         No Change.

Item 7.  Material to Be Filed as Exhibits

         Attached as Exhibit 1 is an Agreement Including Releases of Claims, dated February 7, 2001.

Information Required by General Instruction C

         The executive officers and directors of Global are Reginald L. Davis and Jerry A. Conditt. Mr. Davis is the President of Global and a director. The information about Mr. Davis required under General Instruction C is provided above. Mr. Conditt is the Vice President, Secretary and Treasurer of Global. He is also a director.

                                 SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 7 of 8

         The following information is furnished with respect to Mr. Conditt for the Items of Schedule 13D indicated:

         Item 2

                  (a)      Jerry Allen Conditt

                  (b)      P.O. Box 1493, Fort Worth, Texas 76101

                  (c)      Car Dealer

                  (d)      None

                  (e)      None

                  (f)      U.S.A.

         Items 3 and 4

                  No additional disclosure required

         Item 5

                  (a) Mr. Conditt directly holds no shares of the Common Stock of Power Exploration. He is a director of Genesis and may be deemed the beneficial owner of Genesis's 600,000 shares of the common stock issued by Power Exploration.

                  (b) By reason of being a director of Genesis, Mr. Conditt may be deemed to have the power to direct the voting and the disposition of the Power Exploration shares held by Genesis.

                  (c)      None

                  (d)      N/A

                  (e)      See the disclosure in Item 5(c) above.

         Item 6

                  No additional disclosures required.

                                 SCHEDULE 13D

CUSIP No. 739272 20 1                                                Page 8 of 8


                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2001.                          GLOBAL UNIVERSAL INC. OF DELAWARE

                                             By:  /s/Reginald L. Davis
                                                --------------------------------
                                                Reginald L. Davis, President





                                                  /s/Reginald L. Davis
                                             -----------------------------------
                                                Reginald L. Davis, Trustee of
                                                the Welborn II Family Trust



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement issigned on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).